UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

3 HaNechoshet Street, Building B, 6971068, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today further details on its $1.6 million cash capital distribution.

The Company completed the allocation of the cash capital distribution of $0.85 per American Depositary Share (ADS) to the ADS holders which was paid out of the total distribution amount of $1.6 million.

The Company is resetting the payment date to its Nasdaq listed warrants. The Company will pay on February 8, 2023 the cash capital distribution of $0.056666 per warrant (equivalent to $0.85 per American Depositary Share (ADS), on an as exercised basis) to the holders of its Nasdaq listed warrants as of the record date of December 20, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: January 30, 2023	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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